Exhibit 99.1

Baozun Strengthens Leadership Team with New Appointments

SHANGHAI, China, November 23, 2020 — Baozun Inc. (Nasdaq: BZUN) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced that its Board of Directors has appointed Mr. Arthur Yu, the Company’s current Vice President of Finance, as Chief Financial Officer (“CFO”), effective December 1, 2020. To help ensure a smooth transition, Mr. Yu will work closely with the Company’s current CFO, Mr. Robin Lu.

Mr. Robin Lu will take on a new role where he will spearhead the Company’s strategic business development and investment initiatives, both financially and operationally. The Company plans to leverage these strategic initiatives to promote exposure to emerging brands, new e-commerce trends, and other business development opportunities, to capture emerging opportunities early in the development life cycle across China’s e-commerce sector.

Before joining Baozun on September 1, 2020 as Vice President of Finance, Mr. Arthur Yu worked for Jaguar Land Rover Plc, where he served as CFO Greater China and Board Supervisor of the Chery Jaguar Land Rover from 2018 to 2020. Prior to this, Mr. Yu worked for BT Group Plc from 2009 to 2018 and held several senior leadership positions in UK and Hong Kong. His last role within BT Group was CFO, Asia, Middle East and Africa and Chairman of BT China. During his time at BT Group, he delivered significant cashflow and profitability improvement through an operational efficiency programme. In his earlier career, Arthur worked as a management consultant for PricewaterhouseCoopers from 2007 to 2009 and worked for Rolls-Royce Plc under its graduate leadership programme from 2004 to 2007. Mr. Yu holds a BSc degree in management sciences from Warwick University, an MSc degree in management information systems from the London School of Economics, and an Executive MBA degree from Judge Business School, University of Cambridge. He is currently a fellow member of the Charted Institute of Management Accountant.

Mr. Vincent Qiu, Chairman and Chief Executive Officer of Baozun, commented, “On behalf of the Board, I would like to thank Robin for being an invaluable member of the executive team. In his two years as CFO, Robin has been instrumental in enhancing our financial management system, working capital efficiency, and business development in support of Baozun’s growth efforts, including our recent successful secondary listing on the Hong Kong Stock Exchange. We believe he will continue to play a significant role in executing our business strategy and accelerating the pace of innovation and development at Baozun.”

“We welcome Arthur to our leadership team. Arthur is well equipped to assume the role of CFO with substantial experience in the financial arena. His impressive track record of success in driving strategic planning, continuous improvement and growth for large multinational organizations is an excellent fit with our high-quality growth strategy and growing focus on serving both global and domestic brands. We believe Baozun is uniquely positioned to win in the China’s dynamic e-commerce market, and now with the strength of our leadership team, I am more confident than ever that we will be able to accelerate growth and build shareholder value.”

About Baozun

Baozun is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including statements about the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage our operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and announcements on the website of The Stock Exchange of Hong Kong Limited.  All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Andrew McLeod

Phone: +852-2232-3941

E-mail: baozun@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com